Exhibit 1.3

Form F-10

Acetex Corporation
Earnings Coverage Ratios
Canadian GAAP
(all tabular dollar amounts expressed in thousands of US dollars)

	Year ended 31-Dec-02	Six months ended 30-Jun-03	Six months ended 30-Jun-02	Twelve months ended 30-Jun-03
	A	B	C	A+B-C

Numerator

Pro forma consolidated net earnings (loss)	(6,884)	(979)	(10,408)	2,545
Pro forma consolidated income tax expense	654	217	308	563
Pro forma consolidated interest expense	29,498	15,205	14,373	30,330

Pro forma consolidated earnings before interest and income taxes	23,268	14,443	4,273	33,438

Denominator

Pro forma consolidated interest expense	29,498	15,205	14,373	30,330

Earnings coverage ratios	0.79			1.10

Deficiency	6,230